June 15, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

ATTN: Document Control - Edgar

RE: Post-Effective Amendment No. 17 on Form N-4
       RiverSource Life Insurance Company ("Company") on behalf of RiverSource Variable Annuity Account("Registrant")

       File Nos. 333-139759 and 811-7195
       RiverSource FlexChoice Select Variable Annuity

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Principal Underwriter, RiverSource Distributors, Inc., respectfully requests that the effective date of the above-mentioned Registration Statement be accelerated and declared effective on July 19, 2010.

Yours truly,

RiverSource Distributors, Inc.


By: /s/ Bruce H. Saul
    -------------------------------
    Bruce H. Saul
    Chief Counsel